**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**September 1, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

## 3Pea International, Inc.

**File No. 0-54123 - CF#26120**

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3Pea International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on September 16, 2010, as amended.

Based on representations by 3Pea International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6            through July 17, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director